VIA EDGAR

August 12, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) Request for Withdrawal on Form AW (File Nos. 333-89822, 811-
21114)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series ProShares QuadPro Bitcoin ETF and ProShares QuadPro Ether ETF (collectively, the “Funds”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 424 to the Trust’s Registration Statement, which was filed on Form N-1A with the Commission via EDGAR (Accession No. 0001193125-26-042993) on February 9, 2026 (“PEA 424”).

The Trust is submitting this application for withdrawal of PEA 424 because it has elected not to proceed with the registration of the Funds. No securities have been sold in connection with PEA 424.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 424 effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard Morris
Richard Morris
Chief Legal Officer and Secretary